Exhibit 99.1

Hollysys Provides Update on Ongoing Sale Process and Special Meeting Request; Discloses Offer from Management-Backed Buyer Group

- Proposal on behalf of management team offers U.S. $25 per share -

- Sale process continues as Special Committee engages other parties-

BEIJING, Oct. 24, 2023 /PRNewswire/ — Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”) today announced that its special committee of independent directors (the “Special Committee”) has received a non-binding proposal (the “Management Buyout Offer”) from representatives of the management team, Lei Fang and Yue Xu, the Company’s Co-Chief Operating Officers, to acquire all of the outstanding ordinary shares of the Company they do not already own for a cash consideration of U.S. $25.00 per ordinary share as part of a taking-private transaction. The proposal does not constitute a binding commitment with respect to the proposed transaction at this current stage.

Ongoing Sale Process

As previously announced, on October 2, 2023, Hollysys formed a Special Committee of the Company’s independent directors to conduct a formal structured sale process. In addition to reviewing the Management Buyout Offer, the Special Committee and its advisors are conducting an expedited process to solicit and review serious and compelling offers with the aim of providing bidders with the opportunity to participate on a level playing field.

No decision has been made at this point with respect to the Management Buyout Offer or other offers. The Special Committee will continue its engagement with other prospective bidder groups with a focus on obtaining the best outcome for shareholders based on value and certainty. It anticipates that it will take several more weeks to establish a short-list of prospective bidders. It will provide shareholders with timely material updates.

Special Meeting Request

As previously announced, the Company received notices of intention on August 23, 2023 from certain shareholders of the Company to request the board of directors of the Company (the “Board”) to convene a special meeting of the shareholders, and the Board has set September 6, 2023 as the demand record date for the purpose of determining the shareholders entitled to demand that the Company convene a special meeting of the shareholders. On October 20, 2023, the Company received updated materials from shareholders with respect to such request. The Board is evaluating the materials received and will provide shareholders with timely updates on the process.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2023, Hollysys had cumulatively carried out more than 45,000 projects for approximately 23,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

Safe Harbor Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company; growth in financial and operational performance of the Company; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information

Company Contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com

Media Contacts (Hong Kong and New York):

Daniel Del Re (Hong Kong)

Brunswick Group

ddelre@brunswickgroup.com

+852 9255 5136

Libby Lloyd (New York)

Brunswick Group

llloyd@brunswickgroup.com

+1 347 283 3871